BRT REALTY TRUST

2001 ANNUAL REPORT

TO OUR SHAREHOLDERS

DEAR SHAREHOLDERS:
WE ARE PLEASED TO REPORT THE RESULTS OF OUR ACTIVITIES IN FISCAL 2001.

- Quarterly cash distributions of $.22 per share were paid in July and October, 2001 and the quarterly cash distribution paid in January, 2002 was increased to $.24 per share.
- Net income for the year was $10,586,000 or $1.45 per share on a diluted basis, including $1,970,000 ($.27 per share) from the sale of real estate loans, real estate assets and available-for-sale securities. This was a 39% increase from the $7,635,000 net income in fiscal 2000.
- We had a 40% increase in interest and fees on mortgage loans, primarily as a result of an increase in the average balance of loans outstanding during the year. In the 2001 fiscal year we originated $44,276,000 of mortgage loans and had repayments of principal on outstanding mortgage loans of $20,011,000.
- Our activities in joint ventures proved productive. Although a relatively small part of our business, joint venture lending and equity activities, provides us with satisfactory interest income coupled with an opportunity to participate in the cash flow and appreciation of the underlying assets. At year end we had $8,267,000 invested in joint ventures with mortgage loans outstanding to these "related" ventures totaling $3,425,000.
- Our shareholders' equity increased to $101,872,000 and book value per share increased to $13.90 per share from $11.88 per share at the end of the prior fiscal year.
- A portion of the increase in our book value is due to the investment we made in prior years in Entertainment Properties Trust, (EPR:NYSE), a "specialized" real estate investment trust which owns, subject to net leases, stadium megaplex theatres. We have an investment of $17,806,000 in this company and own 1,355,600 shares representing approximately 9.21% of EPR's outstanding shares. At September 30, 2001, we had an unrealized gain of approximately $5,103,000 on this investment. The investment affords us an annual yield of 13.7% on our investment.

CASH DISTRIBUTIONS IN FISCAL 2001

Your Board of Trustees authorized the resumption of cash distributions after accumulated tax losses carried forward had been fully used. The initial distribution was paid on July 3, 2001 in the amount of $.22 per share and an additional distribution of $.22 per share was paid on October 1, 2001. On January 3, 2002, a cash distribution, at an increased rate of $.24 per share, was paid to shareholders. In order to maintain our status as a REIT for federal income tax purposes, we are required to distribute to our shareholders, within the time frames prescribed by the Internal Revenue Code and regulations promulgated under the Code, 90% of our annual taxable income, excluding capital gains. It is currently our intention to pay to our shareholders 100% of our taxable income, excluding capital gains on the sale of real estate and recognized capital gains on the sale of available-for-sale securities. Your Board of Trustees will determine on an annual basis, if we will distribute capital gains to shareholders.

The decision of your Board of Trustees to defer resumption of cash distributions until the accumulated tax losses carried forward had been fully used proved to be a wise and prudent decision for the long-term benefit of our company. The retention of these earnings on a "tax free" basis, rather than paying out cash distributions which would have been taxable to the recipients, resulted in the rebuilding of our net worth and provided us with the resources to expand our business activities.

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the company, please see the company's most recent Form 10-K dated December 21, 2001, as filed with the Securities and Exchange Commission on December 21, 2001, and other documents filed by the company with the Securities and Exchange Commission.

OPERATING RESULTS

Total revenues in fiscal 2001 were $14,805,000, compared to $10,886,000 in fiscal 2000, and income before gain on sale of real estate loans, real estate assets and available-for-sale securities was $8,903,000 compared to $5,690,000 in 2000. After taking into account the net gain on sale of real estate loans, real estate assets and available-for-sale securities of $1,970,000, we realized net income in 2001 of $10,586,000, or $1.45 per share on a diluted basis, as contrasted to net income in 2000 of $7,635,000, or $1.05 per share on a diluted basis.

FINANCIAL CONDITION

In 2001 we were successful in increasing our shareholders' equity by 20% to $101,872,000 or $13.90 per share. At the end of the fiscal year, we had total assets of $110,016,000 and total liabilities of $8,144,000. Our balance sheet is extremely strong.

REVOLVING CREDIT AGREEMENT

In July, 2001, we consummated a revolving credit facility with North Fork Bank. The facility provides for borrowings of up to the greater of $15,000,000 or 60% of qualified first mortgage loans pledged as collateral to North Fork Bank, provided that not more than 20% of the pledged loans may relate to properties situated outside the New York metropolitan area. Prior to consummating this credit facility, we negotiated the termination of an existing facility, which resulted in our writing off unamortized fees associated with that credit line. The new credit line with North Fork Bank provides us with greater flexibility, at less cost, and will be more beneficial on a going forward basis.

MISCELLANEOUS

As you are aware, the national economy has been in a recessionary mode for many months. Notwithstanding the difficult national and local economies, we have not experienced any material adverse affects to our business. We are aware of the difficulties which could be encountered in a difficult economic environment and we are diligently monitoring our loan portfolio for compliance by our borrowers. It is possible that a declining real estate market will result in our receiving more lending opportunities, since the more conventional lenders may become less competitive in a difficult environment. We believe that our underwriting polices and standards will result in minimizing the negative effects of a difficult economy and a declining real estate market.

We recently announced that effective January 1, 2002, Jeffrey Gould, who has been Chief Operating Officer of our company since 1995, has been appointed by the Board of Trustees as our Chief Executive Officer. Fred Gould who has served as Chairman and Chief Executive Officer for many years will remain as Chairman. We are fortunate that we will continue to have his guidance, experience, wisdom and counsel available to us. This change represents a normal succession which has long been in the planning stage.

We are most grateful to the dedicated people who work for and provide services to us. Our board members are experienced in real estate development, ownership and lending and the advice and guidance they provide is immeasurable. We would also like to thank you, our shareholders, for your confidence and support. The year 2001 was an extremely positive one for us and we look forward with optimism to the future. Our best wishes to each and every one of you for a successful and peaceful year in 2002, and beyond.

In closing we cannot fail to mention the horrific terrorist acts which occurred on September 11th. Many wonderful, talented people we had the privilege of being associated with lost their lives in the attack on the World Trade Center. Our deepest and heartfelt thoughts and prayers are with all the victims, their families, friends and rescuers. We are grateful that some of our friends who worked at the World Trade Center survived the attack and we give our most heartfelt thanks to all the policemen, firefighters, EMT personnel and rescuers who heroically devoted (and continue to devote) themselves to saving and helping others.

Sincerely,

Fredric H. Gould
Chairman of the Board

Jeffrey A. Gould
President and Chief Executive Officer

January 25, 2002

BRT Realty Trust is a real estate investment trust originated in 1972 under the laws of the Commonwealth of Massachusetts. Its primary business activity is to originate and hold for investment for its own account, senior real estate mortgage loans secured by income producing real property and, to a lesser extent, junior real estate mortgage loans secured by income producing real property and senior mortgage loans secured by undeveloped real property. At September 30, 2001 approximately 60% of BRT's assets were represented by its net loan portfolio and 12% by net real estate properties.

BRT's shares of beneficial interest trade on the New York Stock Exchange under the symbol "BRT". As of the close of fiscal 2001 there were 7,331,014 common shares of beneficial interest outstanding in the hands of approximately 2,500 shareholders.

FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share amounts)

	Year ended September 30, 2001	2000
Revenues	$ 14,805	$ 10,886
Expenses	5,902	5,196
Income before gain on sale of real estate loans and foreclosed properties and available-for-sale securities	$ 8,903	$ 5,690
Net Income (a)	$ 10,586	$ 7,635
Income per share of Beneficial Interest (a)	$ 1.47	$ 1.07
Weighted average shares	7,221,373	7,165,875

	September 30, 2001	2000
Total assets	$ 110,016	$ 88,456
Earning real estate loans (b)	67,513	40,413
Non-earning real estate loans (b)	415	3,250
Real estate assets (c)	13,708	12,325
Shareholders' equity	101,872	85,147

(a) Net income includes gain on sale of real estate loans and real estate properties and available-for-sale securities of $1,970 and $1,945 in 2001 and 2000, respectively.

(b) Earning and non-earning loans are presented without deduction of the related allowances for possible losses totaling $1,381 in both 2001 and 2000.

(c) Real estate assets are presented without deduction of the related valuation allowance totaling $325 and $349 in 2001 and 2000, respectively.


BOOK VALUE PER SHARE
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
11.25
11.88
13.90
1999
2000
2001


LOAN ORIGINATIONS
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
25,182
31,865
44,276
1999
2000
2001


OPERATING INCOME
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,058
5,690
8,903
1999
2000
2001

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except per share amounts)

	September 30, 2001	September 30, 2000
ASSETS		
Real estate loans - Notes 2, 4 and 6:		
Earning interest, including $3,425 and $850 from related parties	$ 67,513	$ 40,413
Not earning interest	415	3,250
	67,928	43,663
Allowance for possible losses	(1,381)	(1,381)
	66,547	42,282
Real estate assets - Notes 3 and 6:		
Real estate properties net, including $2,899 and $2,944 held for sale	6,777	6,944
Investment in unconsolidated real estate ventures at equity	6,931	5,381
	13,708	12,325
Valuation allowance	(325)	(349)
	13,383	11,976
Cash and cash equivalents	4,106	16,221
Available-for-sale securities at market - Note 5	24,030	16,310
Other assets	1,950	1,667
TOTAL ASSETS	$ 110,016	$ 88,456
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Borrowed funds - Note 6	$ 2,101	$ 88
Mortgage payable - Note 6	2,804	-
Accounts payable and accrued liabilities including deposits of $1,620 and $1,550	3,239	3,221
Total liabilities	8,144	3,309
Commitments and contingencies - Notes 2, 3, 4, 6, 9 and 10	-	-
Shareholders' equity - Note 8:		
Preferred shares, $1 par value:		
Authorized 10,000 shares, none issued	-	-
Shares of beneficial interest, $3 par value:		
Authorized number of shares, unlimited, issued - 8,883 and 8,888 shares	26,650	26,665
Additional paid-in capital, net of distributions of $5,171	81,008	81,499
Accumulated other comprehensive income - net unrealized gain (loss) on available-for-sale securities	5,278	(3,133)
Retained earnings (deficit)	2,313	(5,047)
	115,249	99,984
Cost of 1,552 and 1,718 treasury shares of beneficial interest	(13,377)	(14,837)
Total shareholders' equity	101,872	85,147
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 110,016	$ 88,456

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except per share amounts)

	Year Ended September 30, 2001	2000	1999
Revenues:			
Interest and fees on real estate loans, including $187, $40 and $-0- from related parties - Note 2	$ 8,685	$ 6,205	$ 7,283
Operating income from real estate properties	1,651	948	3,425
Previously provided allowances and write-offs	-	-	660
Equity in earnings (loss) of unconsolidated ventures	889	626	(50)
Other, primarily investment income	3,580	3,107	855
Total Revenues	14,805	10,886	12,173
Expenses:			
Interest - note payable and loans payable - Note 6	53	77	420
Advisor's fees - Note 9	745	566	571
General and administrative - Note 9	2,983	3,029	3,223
Other taxes - Note 7	249	198	386
Expense related to investment income	575	-	-
Operating expenses relating to real estate properties including interest on mortgages payable of $261, $15 and $599	925	938	2,148
Amortization and depreciation	372	388	367
Total Expenses	5,902	5,196	7,115
Income before gain on sale of real estate loans and real estate properties and available-for-sale securities	8,903	5,690	5,058
Net gain on sale of real estate loans and real estate properties	1,937	1,814	5,719
Net realized gain on available-for-sale securities	33	131	869
Income before minority interest	10,873	7,635	11,646
Minority interest	(23)	-	-
Income before extraordinary item	10,850	7,635	11,646
Extraordinary item - loss on early extinguishment of debt	(264)	-	-
Net Income	$ 10,586	$ 7,635	$ 11,646
Income per share of Beneficial Interest:			
Basic earnings per share			
Income before extraordinary item	$ 1.51	$ 1.07	$ 1.63
Extraordinary item	(.04)	-	-
Net earnings per common share	$ 1.47	$ 1.07	$ 1.63
Diluted earnings per share			
Income before extraordinary item	1.49	1.05	1.61
Extraordinary item	(.04)	-	-
Net earnings per common share	$ 1.45	$ 1.05	$ 1.61
Cash distributions per common share	$ .44	$ -	$ -
Weighted average number of common shares outstanding:			
Basic	7,221,373	7,165,875	7,165,263
Diluted	7,327,174	7,253,227	7,220,505

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended September 30, 2001, 2000, and 1999
(Amounts in thousands)

	Shares of Beneficial Interest	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings Accumulated Deficit	Treasury Shares	Total
Balances, September 30, 1998	$ 26,665	$ 81,521	$ 769	$ (24,328)	$ (14,880)	$ 69,747
Net income	-	-	-	11,646	-	11,646
Other comprehensive income - realized gain on available-for-sale securities (net of reclassification adjustment for gains included in net income of $869)	-	-	(769)	-	-	(769)
Comprehensive income	-	-	-	-	-	10,877
Balances, September 30, 1999	26,665	81,521	-	(12,682)	(14,880)	80,624
Exercise of stock options	-	(22)	-	-	43	21
Net income	-	-	-	7,635	-	7,635
Other comprehensive income - unrealized loss on available-for-sale securities (net of reclassification adjustment for gains included in net income of $131)	-	-	(3,133)	-	-	(3,133)
Comprehensive income	-	-	-	-	-	4,502
Balances, September 30, 2000	26,665	81,499	(3,133)	(5,047)	(14,837)	85,147
Distributions - Common share ($.44 per share)	-	-	-	(3,226)	-	(3,226)
Exercise of Stock Options	(15)	(491)	-	-	1,460	954
Net income	-	-	-	10,586	-	10,586
Other comprehensive income - unrealized gain on available-for-sale securities (net of reclassification adjustment for gains included in net income of $33)	-	-	8,411	-	-	8,411
Comprehensive income	-	-	-	-	-	18,997
Balances, September 30, 2001	$ 26,650	$ 81,008	$ 5,278	$ 2,313	$ (13,377)	$101,872

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended September 30, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 10,586	$ 7,635	$ 11,646
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary item - loss on early extinguishment of debt	264	-	-
Amortization and depreciation	372	388	367
Previously provided allowances	-	-	(660)
Net gain on sale of real estate loans and properties	(1,937)	(1,814)	(5,719)
Net gain on sale of available-for-sale securities	(33)	(131)	(869)
Equity in (earnings) loss of unconsolidated ventures	(889)	(626)	50
(Increase) decrease in interest and dividends receivable	(227)	(576)	123
(Increase) decrease in prepaid expenses	(132)	17	102
(Decrease) increase in accounts payable and accrued liabilities	(262)	258	433
Increase in deferred revenues	229	137	18
Increase (decrease) in escrow deposits	5	(187)	353
Increase in deferred costs	(134)	(33)	(572)
Other	(159)	188	624
Net cash provided by operating activities	7,683	5,256	5,896
Cash flows from investing activities:			
Collections from real estate loans	20,011	32,884	25,561
Additions to real estate loans	(44,276)	(31,865)	(25,182)
Sale of senior participating interest in loans	-	-	7,860
Decrease in due from venture	-	4,620	-
Purchase of leasehold interest, net of minority interest	-	(3,854)	-
Net costs capitalized to real estate owned	(210)	(181)	(329)
Proceeds from sale of real estate owned	2,029	1,972	3,907
Increase (decrease) in deposits payable	39	53	(311)
Purchase of available-for-sale securities	-	(20,626)	-
Sale of available-for-sale securities	723	1,315	3,463
Investment in real estate ventures	(866)	(1,083)	-
Partnership distribution	207	35	8
Net cash (used in) provided by investing activities	(22,343)	(16,730)	14,977
Cash flows from financing activities:			
Proceeds from borrowed funds	2,101	-	-
Repayment of borrowed funds	(88)	(243)	(5,169)
Payoff/paydown of loan and mortgages payable	(46)	(841)	(896)
Exercise of stock options	954	22	-
Increase in mortgage payable	2,850	-	-
Cash distribution - common shares	(3,226)	-	-
Net cash provided by (used in) financing activities	2,545	(1,062)	(6,065)
Net (decrease) increase in cash and cash equivalents	(12,115)	(12,536)	14,808
Cash and cash equivalents at beginning of year	16,221	28,757	13,949
Cash and cash equivalents at end of year	$ 4,106	$ 16,221	$ 28,757

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	Year Ended September 30, 2001	2000	1999
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 303	$ 85	$ 1,069
Cash paid during the year for income taxes	$ 249	$ 314	$ 211
Supplemental schedule of noncash investing and financing activities:			
Recognition of valuation allowance upon sale of real estate owned	24	-	-
Recognition of allowance for previously provided losses	-	-	660
Transfer of foreclosed property to real estate joint venture	-	-	11,886
Transfer of mortgage to real estate joint venture	-	-	6,757

See accompanying notes to consolidated financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION; BASIS OF PREPARATION

The consolidated financial statements include the accounts of BRT Realty Trust and its wholly-owned subsidiaries. Investments in less than majority-owned entities have been accounted for using the equity method. Material intercompany items and transactions have been eliminated. Many of the wholly-owned subsidiaries were organized to take title to various properties acquired by BRT Realty Trust. BRT Realty Trust and its subsidiaries are hereinafter referred to as the "Trust".

INCOME TAX STATUS

The Trust qualifies as a real estate investment trust under Sections 856-860 of the Internal Revenue Code.

The Trustees may, at their option, elect to operate the Trust as a business trust not qualifying as a real estate investment trust.

INCOME RECOGNITION

Income and expenses are recorded on the accrual basis of accounting for both financial reporting and income tax purposes. The Trust does not accrue interest or rental income on impaired loans or real estate owned where, in the judgment of management and the Trustees, collection of interest or rent according to the contractual terms is considered doubtful. Among the factors the Trust considers in making an evaluation of the amount of interest or rent that are collectable are the status of the loan or property, the financial condition of the borrower or tenant and anticipated future events. The Trust records cash receipts on impaired loans using the interest income method by directly adjusting the recorded investment leaving the valuation constant throughout the life of the impaired loan. For impaired non-accrual loans, interest is recognized on a cash basis. Loan discounts are amortized over the life of the real estate loan using the constant interest method.

Loan commitment and extension fee income is deferred and recorded as income over the life of the commitment and loan. Commitment fees are generally non-refundable. When a commitment expires or the Trust no longer has any other obligation to perform, the fee is recognized into income. If a loan subsequently becomes non-earning, the unamortized portion of the fee is offset against the loan balance.

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of the lease.

The basis on which the cost was determined in computing the realized gain or loss on available-for-sale securities is historical cost.

Loans held for sale are carried at lower of cost or estimated fair value as determined on an aggregate basis. Deferred fees on loans held for sale are recognized as a component of gain or loss upon the sale. Gains or losses on the sale are determined by the difference between the sales proceeds and the carrying value of the loan.

ALLOWANCE FOR POSSIBLE LOSSES

The Trust measures the impairment of its real estate loans based upon the fair value of the underlying collateral which is determined on an individual loan basis. In arriving at the fair value of the collateral, numerous factors are considered, including, market evaluations of the underlying collateral, operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuations, the underlying collateral securing the impaired real estate loan is less than the recorded investment in the loan, an allowance is created with a corresponding charge to expense.

REAL ESTATE ASSETS

Real estate properties is comprised of real property in which the Trust has invested directly and properties acquired by foreclosure which are held for sale.

When real estate is acquired by foreclosure or by a deed in lieu of foreclosure, it is recorded at estimated fair value, net of foreclosure costs, at the time of foreclosure. In subsequent periods, individual foreclosed properties held for sale are valued at the lower of the recorded cost or estimated fair value less costs to sell, as described below, and if required, a valuation allowance is recognized. Assets acquired through foreclosure and held for sale, are not depreciated, while assets held long-term for the production of income are depreciated over their estimated useful lives. Costs incurred in connection with the foreclosure of the properties collateralizing the real estate loans and costs incurred to extend the life or improve the assets subsequent to foreclosure are capitalized. With respect to the operating properties, operating income and expenses are reflected in the statements of income.

The Trust accounts for the sale of real estate when title passes to the buyer, sufficient equity payments have been received and when there is reasonable assurance that the remaining receivable will be collected.

Investments in joint ventures that the Trust does not own a greater than 50% interest or in which it does not have the ability to exercise operational or financial control, are accounted for using the equity method. Accordingly, the Trust reports its pro rata share of net profits and losses from its investments in unconsolidated entities in the accompanying consolidated financial statements.

VALUATION ALLOWANCE ON REAL ESTATE ASSETS

The Trust reviews each real estate asset owned, including investments in real estate ventures, for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by the assets are less than the assets' carrying amount. Measurement is based upon the fair value of the asset. Real estate assets held for sale are valued at the lower of cost or fair value, less costs to sell, on an individual asset basis. Upon evaluating the property, many indicators of value are considered, including current and expected operating cash flow from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property at the time of foreclosure. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as a valuation allowance. If the value of the property subsequently increases, the valuation allowance will be reduced.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Available-for-sale securities: Investment in securities are considered "available-for-sale", and are reported on the balance sheet based upon quoted market prices.

Real estate loans: The earning mortgage loans of the Trust have either variable interest rate provisions, which are based upon a margin over the prime, or are currently fixed at effective interest rates which approximate market. At September 30, 2001 and 2000 these interest rates are reflective of current market conditions for these loans. Accordingly, the carrying amounts of the earning, non-impaired mortgage loans approximate their fair values. For earning loans which are impaired, the Trust has valued such loans based upon the fair value of the underlying collateral. Accordingly, their carrying amounts are recorded at fair value.

Notes and mortgages payable: There is no material difference between the carrying amounts and fair value because interest rates approximate current market rates.

PER SHARE DATA

Basic earnings per share was determined by dividing net income applicable to common shareholders for each year by the weighted average number of Shares of Beneficial Interest outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Shares of Beneficial Interest were exercised or converted into Shares of Beneficial Interest or resulted in the issuance of Shares of Beneficial Interest that then shared in the earnings of the Company. Diluted earnings per share was determined by dividing net income applicable to common shareholders for each year by the total of the weighted average number of Shares of Beneficial Interest outstanding plus the dilutive effect of the Company's outstanding options using the treasury stock method.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments, primarily direct United States treasury obligations and money market type U.S. Government obligations, with maturities of three months or less when purchased.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SEGMENT REPORTING

Effective October 1, 1998, the Trust adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosure About Segments of an Enterprise and Related Information. Statement 131 superceded FASB Statement No. 14 Financial Reporting for Segments of a Business Enterprise. Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement No. 131 also establishes standards for related disclosures about products and services, geographical areas, and major customers. The adoption of Statement No. 131 did not affect results of operations or financial position. As the Trust operates predominantly in one industry segment, has determined it has one reportable segment and operates primarily in one geographic location, management believes it is in compliance with the standards established by Statement No. 131.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. The Statement deferred for one year the effective date of FASB Statement No. 133, Accounting for Derivatives Instruments and Hedging Activities. The rule applies to fiscal years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of the Company.

RECLASSIFICATION

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 2 – REAL ESTATE LOANS

At September 30, 2001, information as to real estate loans, is summarized as follows:

	Total	Earning Interest	Not Earning Interest
First mortgage loans:			
Long-term:			
Residential	$ 5,816	$ 5,816	$ -
Shopping centers/retail	4,320	4,320	-
Short-term (five years or less):			
Shopping centers/retail	6,300	5,885	415
Industrial buildings	4,275	4,275	-
Office buildings	621	621	-
Residential (multiple family units)	19,330	19,330	
Hotel	3,690	3,690	-
Miscellaneous	152	152	-
Second mortgage loans, wraparound mortgages and junior participations:			
Residential	22,356	22,356	-
Retail	696	696	-
Office	372	372	-
	$ 67,928	$ 67,513	$ 415
A summary of loans at September 30, 2000 is as follows:			
First mortgage loans			
Long term	$ 7,571	$ 7,571	$ -
Short term	31,723	28,473	3,250
Second mortgage loans and wrap-around mortgages	4,369	4,369	-
	$ 43,663	$ 40,413	$ 3,250

The real estate loan not earning interest at September 30, 2001 was not deemed impaired, as it is probable that the Trust will be able to collect all amounts due according to the contractual terms. At September 30, 2000, $3,250 of loans were non-earning and deemed impaired because it was probable that the Trust would not be able to collect all amounts due under the contractual terms. During the current year one of the loans with a net balance of $2,835 was restructured and all past due interest has been paid. A second loan with a net balance of $415 is no longer considered impaired as BRT expects to collect all amounts due under the contractual terms. Subsequently, no allowance for possible losses is being provided for this loan. Of the real estate loans earning interest at September 30, 2001 and 2000, $6,579 and $1,418, respectively, were deemed impaired and all are subject to allowances for possible losses. For the years ended September 30, 2001, 2000 and 1999, respectively, an average $11,025, $4,482 and $4,893 of real estate loans were deemed impaired, on which $1,310, $255 and $520 of interest income was recognized.

Loans originated by the Trust generally provide for interest rates, which are indexed to the prime rate. The weighted average interest rate on earning loans was 11.75% and 13.56% at September 30, 2001 and 2000, respectively.

Included in real estate loans are three second mortgages to ventures in which the Trust (through wholly owned subsidiaries) holds a 50% interest. At September 30, 2001 and September 30, 2000, the balance of the mortgage loans was $3,425 and $850, respectively. Interest received on these loans totaled $187 and $40 for the year ended September 30, 2001 and September 30, 2000, respectively.

Annual maturities of real estate loans receivable before allowances for possible losses during the next five years and thereafter reflect revised maturities and are summarized as follows:

Years Ending September 30	*Amount*
2002	$ 46,031
2003	8,122
2004	263
2005	795
2006	337
2007 and thereafter	12,380
Total	$ 67,928

The Trust's portfolio consists primarily of senior and junior mortgage loans, secured by residential and commercial property, 42% of which are located in the New York metropolitan area (which includes New Jersey and Connecticut), 21% in Florida, 18% in California and 9.5% in Georgia.

If a loan is not repaid at maturity, in addition to foreclosing on the property, the Trust may either extend the loan or consider the loan past due. The Trust analyzes each loan separately to determine the appropriateness of an extension. In analyzing each situation, management examines many aspects of the loan receivable, including the value of the collateral, the financial strength of the borrower, past payment history and plans of the owner of the property. Of the $46,031 of real estate loans receivable which mature in Fiscal 2002, $8,599 were extended during the fiscal year ended September 30, 2001.

If all loans classified as non-earning were earning interest at their contractual rates for the year ended September 30, 2001 and 2000, interest income would have increased by $46 and $226, respectively.

The Trust's interests in wraparound mortgages of $8,950 and $8,850 are subject to underlying mortgages aggregating $7,500 at both at September 30, 2001 and 2000 respectively. Interest income earned on these loans was $1,012 and $433 for the years ended September 30, 2001 and 2000, respectively, of which $686 and $281 was paid to the holder of the prior mortgage loan.

At September 30, 2001 the three largest real estate loans had principal balances outstanding of approximately $12,000, $7,800 and $5,350, respectively. Of the total interest and fees earned on real estate loans during the fiscal year ended September 30, 2001, 3.2%, 9.3% and 3.0% related to these loans, respectively.

NOTE 3 – REAL ESTATE ASSETS

A summary of real estate properties, including properties held for sale, for the year ended September 30, 2001 is as follows:

	September 30, 2000 # Properties	September 30, 2000 Amount	Acquisitions/ Costs Capitalized/ Amortization	Sales Collections/ Other	Gain on Sale	September 30, 2001 # Properties	September 30, 2001 Amount
Held For Sale							
Residential units-shares of cooperative corporations	3	$ 40	$ 77	$ (623)	$ 506	2	$ 0
Shopping centers/retail	1	3,646	132	-	-	1	3,778
Unimproved land	1	-	-	-	-	1	-
	5	3,686	209	(623)	506	4	3,778
Amortization		(742)	(138)	-	-	-	(880)
		2,944	71	(623)	506		2,898
Held For Investment							
Shopping centers/retail	1	4,000	(8)	-	-	1	3,992
Amortization			(113)				(113)
		4,000	(121)	-	-		3,879
Total real estate properties	6	$ 6,944	$ (50)	$ (623)	$ 506	5	$ 6,777

During the year ended September 30, 2001 the Trust continued to dispose of its shares of cooperative apartment units. Sales of these units had a book value totaling $117. Gains of $506 were recognized on these sales.

During the year ended September 30, 2000 the Trust purchased with a minority partner a leasehold interest in a portion of a retail shopping center located in Yonkers, New York. The leasehold interest is for approximately 28,500 square feet and including all option periods expires in 2045. The minority interest, which equals ten percent is shown in other liabilities on the balance sheet. Such amount is not material.

Future minimum rentals to be received by the Trust, pursuant to noncancellable operating leases in excess of one year, from properties on which the Trust has title at September 30, 2001 are as follows:

Years Ending September 30,	Amount
2002	$ 1,327
2003	1,132
2004	1,081
2005	1,023
2006	990
Thereafter	13,173

NOTE 4 - ALLOWANCE FOR POSSIBLE LOSSES AND VALUATION ALLOWANCE ON REAL ESTATE OWNED

The Trust was not required to record provisions for possible loan losses nor valuation adjustments on owned real estate during the years ended September 30, 2001, 2000 and 1999.

An analysis of the allowance for possible losses is as follows:

	Year Ended September 30, 2001	2000	1999
Balance at beginning of year	$ 1,381	$ 1,381	$ 2,041
Previously provided allowances	-	-	(660)
Balance at end of year	$ 1,381	$ 1,381	$ 1,381

The allowance for possible losses applies to assets aggregating $6,579 at September 30, 2001, $4,253 at September 30, 2000 and $4,296 at September 30, 1999.

NOTE 5 – AVAILABLE-FOR-SALE SECURITIES

The cost of securities held for sale at September 30, 2001 was $18,752. The fair value of these securities was $24,030 at September 30, 2001. Gross unrealized gains and losses at September 30, 2001 were $5,321 and $43, respectively.

Included in available for sale securities are 1,355,600 shares of Entertainment Properties Trust (NYSE:EPR), which have a cost basis of $17,806 and a fair value at September 30, 2001 of $22,909. The shares held by BRT represent approximately 9.21% of the outstanding shares of Entertainment Properties Trust. The fair value of the Trust's investment in Entertainment Properties Trust at November 30, 2001 was $24,130.

NOTE 6 – DEBT OBLIGATIONS

Debt obligations consist of the following:

	September 30, 2001	2000
Note payable - credit facility	$ -	$ 88
Margin account	$ 2,101	$ -
Mortgage payable	$ 2,804	$ -

On January 11, 2001 BRT terminated its revolving credit facility with TransAmerica Business Credit Corporation ("TransAmerica"). During the year ended September 30, 2001 unamortized deferred fees in the amount of $264 associated with the terminated TransAmerica revolving credit facility were written off as an extraordinary item.

On July 25, 2001 BRT entered into a $15,000 revolving credit agreement with North Fork Bank (North Fork). The North Fork agreement is a revolving facility. Borrowings under the facility are secured by specific receivables and the agreement provides that the amount borrowed will not exceed 60% of the collateral pledged. Interest is charged on the outstanding balance at prime plus 1/2% or under certain circumstances at prime. BRT paid a fee of $75 to North Fork at closing. The facility matures August 1, 2004 and may be extended for two one-year terms. The extension fee is $38 for each extension period.

As of September 30, 2001 BRT had provided collateral to North Fork Bank which would permit BRT to borrow up to $12,200 under the facility.

At September 30, 2001 there was no outstanding balance on this facility. At September 30, 2000 there was an outstanding balance on the previous facility of $88.

In addition to its credit facility, BRT has the ability to borrow funds through a margin account. At September 30, 2001 there was an outstanding balance of $2,101. The interest rate at September 30, 2001 was 5.125%. Marketable securities with a fair market value at of $22,909 were pledged as collateral. The Trust had no margin account in the year ended September 30, 2000.

On October 20, 2000 a mortgage was placed on a shopping center in which the Trust, through a subsidiary, is a joint venture partner and holds a majority interest in a leasehold position. The mortgage with an original balance of $2,850 bears interest at a fixed rate of 8.75% for the first five years and has a maturity of November 1, 2005. There is an option to extend the mortgage to November 1, 2010. At September 30, 2001 the outstanding balance was $2,804.

Scheduled principal repayments during the next five years and thereafter are as follows:

Years Ending September 30,	Amount
2002	$ 59
2003	64
2004	70
2005 and thereafter	2,608
	$ 2,804

NOTE 7 - INCOME TAXES

The Trust has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code. As a REIT the Trust will generally not be subject to Federal income taxes at the corporate level if it distributes at least 90% of its REIT taxable income, as defined, to its shareholders. There are a number organizational and operational requirements the Trust must meet to remain a REIT. If the Trust fails to qualify as a REIT in any taxable year, its taxable income will be subject to Federal income tax at the corporate rates and it may not be able to qualify as a REIT for four subsequent tax years. Even if it is qualified as a REIT, the Trust may be subject to certain state and local income taxes and to Federal income and excise taxes on its undistributed taxable income.

At December 31, 2000, the Trust had available net operating loss carryforwards of $936 of which, $338 will expire in 2009, $527 will expire in 2010 and $71 will expire in 2011. As of September 30, 2001 all of the remaining tax operating loss carryforwards have been utilized.

During the years ended September 30, 2001 and 2000 the Trust recorded $249 and $198, respectively, of expense of which $187 and $174 related to the payment of alternative minimum tax. The Trust was required to pay alternative minimum tax related to the usage of the net operating loss carryforwards.

Earnings and profits, which determine the taxability of dividends to shareholders, differ than net income reported for financial statement purposes due to various items among which are timing differences related to depreciation methods and carrying values.

The taxable income is expected to be $598 lower than the financial statement income during calendar 2001.

NOTE 8 – SHAREHOLDERS' EQUITY

DISTRIBUTIONS

In July 2001 the Trust commenced paying a dividend to holders of shares of beneficial interest. There were no distributions on the Trust's shares of beneficial interest declared during the years ended September 30, 2000 and 1999.

STOCK OPTIONS

On December 8, 1995, the Board of Trustees granted, under the 1988 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), options to purchase the remaining 53,000 shares of beneficial interest available under this plan at $4.375 per share to various officers and employees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, for a period of five years commencing six months after the date of grant. During the current year the remaining 43,000 of the options were exercised. At September 30, 2001 there are no remaining options under the Plan.

On December 6, 1996, the Board of Trustees adopted the BRT 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), whereby a maximum of 450,000 shares of beneficial interest are reserved for issuance to the Trust's officers, employees, trustees and consultants or advisors to the Trust. Incentive stock options are granted at per share amounts at least equal to the fair value at the date of grant, whereas for nonstatutory stock options, the exercise price may be any amount determined by the Board, but not less than the par value of a share.

Also on December 6, 1996, the Board of Trustees granted, under the 1996 Stock Option Plan options to purchase a total of 82,500 shares of beneficial interest at $6.00 per share to a number of officers, employees and consultants to the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after six months, and expire five years after the date of grant. During the current year 62,000 of the options were exercised. At September 30, 2001 options to purchase 15,500 shares are exercisable, none of which have been exercised.

In March and April 1998 the Board of Trustees granted, under the 1996 Stock Option Plan options to purchase 50,000 shares of beneficial interest at prices ranging from $7.3125 to $7.9375 per share to a number of directors, officers and employees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years, and expire ten years after the grant date. During the current year 20,000 of the options were exercised. At September 30, 2001 none of the remaining options are exercisable.

In December 1998 the Board of Directors granted, under the 1996 Stock Option Plan options to purchase 180,000 shares of beneficial interest at $5.9375 per share to a number of officers, employees, consultants and trustees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year (50,000) and two years (130,000), and expire five years (50,000) and ten years (130,000) after the date of the grant. During the current year 40,625 of the options were exercised. At September 30, 2000 12,500 of these options were exercisable, none of which were exercised. At September 30, 2001 options to purchase 13,625 shares are exercisable, none of which have been exercised.

In December 2000 the Board of Directors granted under the 1996 Stock Option Plan options to purchase 165,500 shares of beneficial interest at $7.75 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years and expire ten years after grant date. At September 30, 2001 none of these were exercisable.

The Trust elected Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Trust's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the Trust had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 2000 165,000 Shares	December 1998 50,000 Shares	December 1998 130,000 Shares	March/ April 1998 50,000 Shares
Risk Free Interest Rate	4.76%	2.86%	4.47%	4.47%
Dividend Yield	4.36%	4.36%	4.36%	4.36%
Volatility Factor	.205	.205	.205	.205
Expected Life (Years)	9.25	2.25	7.25	6.50

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Trust's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma net income and earnings per share calculated using the Black-Scholes option valuation model is as follows:

	Year Ended September 30, 2001	2000	1999
Pro forma net income	$ 10,540	$ 7,484	$ 11,225
Pro forma earnings per share:			
Basic	1.46	1.04	1.57
Diluted	1.44	1.03	1.55

Changes in the number of shares under all option arrangements are summarized as follows:

	Year Ended September 30, 2001	2000	1999
Outstanding at beginning of period	332,500	337,500	165,500
Granted	165,500	-	180,000
Option price per share granted	7.75	-	5.9375
Cancelled	5,000	-	8,000
Exercisable at end of period	199,750	143,000	106,125
Exercised	165,625	5,000	-
Expired	-	-	-
Outstanding at end of period	327,375	332,500	337,500
Option prices per share outstanding	$ 4.375- $ 7.9375	$ 4.375- $ 7.9375	$ 4.375- $ 7.9375

As of September 30, 2001 the outstanding options had a weighted average remaining contractual life of approximately 7.4 years and a weighted average exercise price of $6.89.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Numerator for basic and diluted earnings per share:			
Net income	$ 10,586	$ 7,635	$ 11,646
Denominator:			
Denominator for basic earnings per share -weighted average shares	7,221,373	7,165,875	7,165,263
Effect of dilutive securities:			
Employee stock options	105,801	87,352	55,242
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	7,327,174	7,253,227	7,220,505
Basic earnings per share	$ 1.47	$ 1.07	$ 1.63
Diluted earnings per share	$ 1.45	$ 1.05	$ 1.61

TREASURY SHARES

During the fiscal year ended September 30, 2001 no shares were purchased by the Trust. During the fiscal year ended September 30, 2001, 165,625 treasury shares were issued in connection with the exercise of stock options under the Trust's existing stock option plan. As of September 30, 2000 the Trust owns 1,552,000 Treasury shares of beneficial interest at an aggregate cost of $13,377.

NOTE 9 – ADVISOR'S COMPENSATION AND CERTAIN TRANSACTIONS

Certain of the Trust's officers and trustees are also officers, directors and the shareholder of REIT Management Corp. ("REIT"), to which the Trust pays advisory fees for administrative services and investment advice. The agreement, which expires on December 31, 2005, provides that directors and officers of REIT may serve as trustees, officers and employees of the Trust, but shall not be compensated for services rendered in such latter capacities. Advisory fees are charged to operations at a rate of 1% on real estate loans and 1/2 of 1% on other invested assets. Advisory fees amounted to $745, $566 and $571 for the years ended September 30, 2001, 2000, and 1999, respectively.

The borrower may pay fees to REIT for services rendered in arranging and restructuring loans by the Trust. These fees, which are allowed by the advisory agreement, on loans arranged on behalf of the Trust and which are paid directly by the borrower to REIT amounted to $443, $394 and $151 for the years ended September 30, 2001, 2000 and 1999 respectively.

REIT arranges for the management of certain properties for the Trust under renewable year-to-year agreements. Management fees, legal fees and leasing, selling and financing commissions incurred and reimbursed or owed to REIT or an other affiliated company for the years ended September 30, 2001, 2000 and 1999 aggregated $132, $140 and $746, respectively.

The Chairman of the Board of Trustees of the Trust holds a similar position in One Liberty Properties, Inc. a related party, is an executive officer of the managing general partner and was a general partner through July 1, 2001 of Gould Investors L.P. a related party. Effective July 1, 2001 Mr. Gould assigned his general partner interest to Gould General LLC, an entity of which he is the sole member. During the years ended September 30, 2001, 2000 and 1999, allocated general and administrative expenses charged to the Trust by Gould Investors L.P. aggregated $645, $367 and $422, respectively.

NOTE 10 – COMMITMENT

The Trust maintains a non-contributory pension plan covering eligible employees and officers. Contributions by the Trust are made through a money purchase plan, based upon a percent of qualified employees' total salary as defined. Pension expense approximated $155, $200 and $190 during the years ended September 30, 2001, 2000 and 1999, respectively.

NOTE 11 – QUARTERLY FINANCIAL DATA (Unaudited)

	1st Quarter Oct.-Dec.	2nd Quarter Jan.-March	3rd Quarter April-June	4th Quarter July-Sept.	Total For Year
2001					
Revenues	$ 4,468	$ 3,325	$ 3,461	$ 3,551	$ 14,805
Income before gain on sale of real estate loans and real estate properties and available for sale securities	3,085	1,717	1,834	2,267	8,903
Extraordinary item	-	(264)	-	-	(264)
Net income	3,101	2,929	2,100	2,456	10,586
Per share	$ .43	$ .41	$ .29	$ .34	$ 1.47(a)
2000					
Revenues	$ 2,325	$ 2,779	$ 2,857	$ 2,925	$ 10,886
Income before gain on sale of real estate loans and real estate properties properties and available for sale securities	1,095	1,521	1,489	1,585	5,690
Net income	1,827	1,975	2,112	1,721	7,635
Per share	$ .25	$ .28	$ .29	$ .25	$ 1.07(a)

Per share earnings represent basic earnings per beneficial share.

(a) Calculated on weighted average shares outstanding for the fiscal year.
Balances may not cross-foot due to rounding.

REPORT OF INDEPENDENT AUDITORS

To the Trustees and Shareholders
BRT Realty Trust

We have audited the accompanying consolidated balance sheets of BRT Realty Trust and Subsidiaries (the "Trust") as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRT Realty Trust and Subsidiaries at September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
December 4, 2001

STOCK PRICE RANGES BY QUARTER

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	8.50	9.45	10.75	10.35
September 30, 2001	Low	7.63	7.75	8.50	9.75
Year Ended	High	9.00	8.81	8.13	8.50
September 30, 2000	Low	6.63	7.50	7.50	8.06

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in Thousands Except Per Share Amounts)

	Year Ended September 30,				
	2001	2000	1999	1998	1997
OPERATING STATEMENT DATA:					
Revenues	$ 14,805	$ 10,886	$ 12,173	$ 10,197	$ 17,155
Income before gain on sale of real estate loans and real estate properties and available-for-sale securities	8,903	5,690	5,058	4,241	6,646
Net income	10,586	7,635	11,646	13,588	7,333
Calculation of net income applicable to common shareholders:					
Net income applicable to common shareholders	10,586	7,635	11,646	13,588	7,333
Income per share of beneficial interest:					
Basic	1.47	1.07	1.63	1.72	0.86
Fully diluted	1.45	1.05	1.61	1.71	0.86
Weighted average number of common shares:					
Basic	7,221,373	7,165,875	7,165,263	7,902,161	8,527,057
Fully diluted	7,327,174	7,253,227	7,220,505	7,941,293	6,557,968

	September 30,				
	2001	2000	1999	1998	1997
BALANCE SHEET DATA:					
Total Assets	$ 110,016	$ 88,456	$ 84,609	$ 85,821	$ 80,315
Earning real estate loans (a)	67,513	40,413	44,682	51,175	40,030
Non-earning real estate loans (a)	415	3,250	-	-	3,835
Real estate assets (a)	13,708	12,325	6,765	17,235	24,706
Notes payable - banks	2,101	88	331	5,500	-
Loans and mortgages payable	2,804	-	841	8,494	11,562
Shareholders' equity	101,872	85,147	80,624	69,747	66,537
Cash distributions per share	$ .44	-	-	-	-

NOTES:

(a) Earning and non-earning loans and real estate assets are presented without deduction of the related allowance for possible losses or valuation allowance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

BRT engages in the business of originating and holding for investment senior real estate mortgages secured by income producing property and to a lesser extent junior real estate mortgage loans secured by income producing property. It's investment policy emphasizes short-term mortgage loans. It also originates participating mortgage loans and loans to joint ventures in which it is an equity participant. Repayments of real estate loans in the amount of $46,031,000 are due during the twelve months ending September 30, 2002, including $4,067,000 due on demand. The availability of mortgage financing secured by real property and the market for selling real estate is cyclical. Accordingly, BRT cannot project the portion of loans maturing during the next twelve months which will be paid or the portion of loans which will be extended for a fixed term or on a month to month basis.

On July 25, 2001, BRT consummated a $15,000,000 revolving credit facility with North Fork Bank ("NFB") The facility provides for borrowings up to the greater of $15,000,000 or 60% of qualified first mortgage loans pledged to NFB, provided that no more than 20% of the pledged loans may relate to properties situated outside of the New York metropolitan area (as defined). $12,200,000 was available under this line at September 30, 2001.

During the twelve months ended September 30, 2001, BRT generated cash of $7,683,000 from operating activities, $2,752,000 from the sale of real estate properties and available for sale securities, $20,011,000 from collections from real estate loans and $4,951,000 from an increase in borrowed funds and the placement of a mortgage on a leasehold interest. These funds, in addition to cash on hand, were used primarily to fund real estate loans of $44,276,000 and to make joint venture investments in the aggregate amount of $866,000.

BRT will satisfy its liquidity needs in the year ending September 30, 2002 from cash and cash investments on hand, the credit facility with NFB, interest and principal payments received on outstanding real estate loans and net cash flow generated from the operation and sale of real estate assets. BRT also has the ability to borrow on margin, using the shares it owns in Entertainment Properties Trust as collateral. At September 30, 2001 there was approximately $3,000,000 available under this facility.

RESULTS OF OPERATIONS

2001 VS. 2000

Interest and fees on loans increased to $8,685,000 for the year ended September 30, 2001 as compared to $ 6,205,000 for the year ended September 30, 2000. The increase of $2,480,000 was primarily the result of an increase in the average balance of loans outstanding during the year. The average balance of loans increased from $43,075,000 in fiscal 2000 to $54,208,000 in fiscal 2001 causing an increase in interest income of $1,386,000. During the current fiscal year the Trust received $994,000 of "additional Interest" and fees from the payoff of two loans, one of which was a participating loan. In addition a loan that was previously non-performing returned to performing status in 2001 and $170,000 of delinquent interest was received. These increases were partially offset by a decline in the interest rate earned on the loan portfolio in the current fiscal year. The average rate earned declined 17 basis points from 12.61% in the prior year to 12.44% in the current year. This accounted for a $73,000 decline in interest income.

Operating income on real estate assets, which is composed primarily of rental income, increased $703,000 from $948,000 in the fiscal year ended September 30, 2000 to $1,651,000 in the fiscal year ended September 30, 2001. This increase is the result of rental income generated from a leasehold interest purchased by a consolidated joint venture at the end of the prior fiscal year.

Equity in earnings of unconsolidated ventures increased in the fiscal year ended September 30, 2001 to $889,000 from $626,000 in the fiscal year ended September 30, 2000. This increase of $263,000 was primarily the result of a full year of operations by a joint venture entered into at the end of the prior fiscal year.

Other revenues, which is primarily composed of investment income, increased $473,000 from $3,107,000 in the fiscal year ended September 30, 2000 to $3,580,000 in the current fiscal year. During the current fiscal year BRT received $438,000 from a distribution on a residual interest held in a venture. This residual interest resulted from the sale of a partnership interest in a prior year. The average rate earned on invested assets increased 29 basis points from 9.33% in the prior fiscal year to 9.62% in the current fiscal year causing an increase in interest income of $93,000. Offsetting these increases was a decline in the average balance of investedassets outstanding from $33,200,000 in the prior fiscal year to $32,700,000 in the current fiscal year. This caused a decline of $58,000 in interest income.

Interest on notes and loans payable declined from $77,000 in the year ended September 30, 2000 to $53,000 in the year ended September 30, 2001. This decline of $24,000 is the result of a reduced level of borrowings during the current fiscal year.

The Advisor's fee, which is calculated pursuant to agreement and is based on invested assets, increased $179,000 in the fiscal year ended September 30, 2001 to $745,000 from $566,000 in the fiscal year ended September 30, 2000. During the current fiscal year the Trust experienced a higher outstanding balance of invested assets thereby causing an increase in the fee.

Other taxes increased $51,000 to $249,000 in the fiscal year ended September 30, 2001 from $198,000 in the fiscal year ended September 30, 2000. This increase is the result of an increase in the amount of federal and state alternative minimum tax paid in the current year.

Expenses related to investment income was $575,000 for the fiscal year ended September 30, 2001. The fiscal year ended September 30, 2000 contained no such expenses. During the current year the Trust incurred legal, printing, proxy solicitor fees and other expenses related to the solicitation of proxies to vote in favor of BRT's nominee to the Board of Trustees of Entertainment Properties Trust (NYSE:EPR). BRT owns 9.21% of the outstanding shares of Entertainment Properties Trust and is its largest shareholder.

Operating expenses relating to real estate assets declined $13,000 to $925,000 for the current fiscal year from $938,000 for the fiscal year ended September 30, 2000. In the current fiscal year operating expenses increased $420,000 primarily due to the purchase of a leasehold interest at the end of the prior fiscal year. Offsetting this increase was a $466,000 decline in legal expenses relating to a property that the Trust acquired in foreclosure in a prior fiscal year. General operating expenses on other properties increased $33,000 in the current fiscal year.

Gain on the sale of real estate assets and foreclosed properties increased $123,000 in the fiscal year ended September 30, 2001 to $1,937,000 from $1,814,000 in the fiscal year ended September 30, 2000. In the current fiscal year $1,431,000 of the gain resulted from the sale of a residual interest in a venture. The remaining gain of $506,000 resulted from the sale of individual cooperative apartment units that were previously acquired in foreclosure. For the prior fiscal year the Trust recognized gains of $1,714,000 from the sale of cooperative apartment units and $100,000 of miscellaneous gains.

In the fiscal year ended September 30, 2001 the Trust recorded an extraordinary expense of $264,000 on the early extinguishment of debt. This amount represents the write off of unamortized deferred fees associated with a revolving credit line that was terminated during the current fiscal year.

2000 VS. 1999

Interest and fees on loans decreased to $6,205,000 for the year ended September 30, 2000 as compared to $7,283,000 for the year ended September 30, 1999. The decrease of $1,078,000 was primarily the result of a decrease in the average balance of loans outstanding during the year. The average balance of loans declined from $51,036,000 in fiscal 1999 to $43,075,000 causing a decline in interest income of $1,087,000. During the current fiscal year two loans were classified as non-accrual. These loans caused an additional decline in interest income of $226,000. These declines were offset by an increase in the average interest rate earned on the loan portfolio. The average interest rate on loans increased 65 basis points from 14.27% in fiscal 1999 to 14.92% in fiscal 2000. This accounted for an increase of $235,000 in interest income.

Operating income on real estate assets, which is composed primarily of rental income, decreased $2,477,000 from $3,425,000 for the year ended September 30, 1999 to $948,000 for the year ended September 30, 2000. This decline was the result of BRT's contribution of a property to a limited liability company at the end of the prior fiscal year. This contribution resulted in a decline in rental income of $2,557,000. This property is now accounted for using the equity method of accounting and its results are no longer consolidated with the financial statements of the Trust. This decline was offset by an $80,000 increase in other rental revenues.

The 1999 fiscal year was favorably affected by revenues of $660,000 recognized from the recovery of previously provided allowances and write offs. This was related to a loan that paid off in full in fiscal 1999. There was no comparable revenue item in the current fiscal year.

Equity in earnings of unconsolidated ventures increased in the fiscal year ended September 30, 2000 to $626,000, from a loss of $50,000 in the prior fiscal year ended September 30, 1999. In the prior fiscal year BRT contributed a property to a limited liability company which is now accounted for using the equity method. This accounted for $525,000 of the increase. The remaining increase is due to increased rents of an existing joint venture and rents received from joint ventures entered into during the current fiscal year.

Other revenues, which is primarily composed of investment income, increased $2,252,000 from $855,000 in the fiscal year ended September 30, 1999 to $3,107,000 in the 2000 fiscal year. The average balance of cash and investable funds increased by $14,424,000, from $18,865,000 in the prior fiscal year, to $33,289,000 in the 2000 fiscal year. This caused investment income to increase by $955,000. In addition, the Trust invested a significant portion of its excess funds into higher yielding REIT securities and treasury securities and out of lower earning money market funds. The average rate earned on investable funds increased 633 basis points from 6.04% in the prior fiscal year to 12.37% in the current fiscal year. This increase accounted for the remaining increase of $1,279,000.

Interest expense on notes and loans payable decreased by $343,000 from $420,000 for the year ended September 30, 1999 to $77,000 for the year ended September 30, 2000. This decrease was a direct result of lower average outstanding balances under the credit facility during 2000.

General and administrative expenses decreased by $194,000 from $3,223,000 for the fiscal year ended September 30, 1999 to $3,029,000 for the fiscal year ended September 30, 2000. In the prior year, the Trust incurred costs in connection with the potential acquisition and/or start up of a financial institution. No similar expenses were incurred in the fiscal year.

Other taxes decreased $212,000 from $386,000 in the fiscal year ended September 30, 1999 to $174,000 in the fiscal year ended September 30, 2000. This decline is the result of a decrease in the amount of federal alternative minimum tax the Trust paid in the 2000 year.

Operating expenses relating to real estate assets decreased to $938,000 for the 2000 fiscal year from $2,148,000 for the fiscal year ended September 30, 1999. This decline of $1,210,000 was primarily the result of BRT contributing a property to a limited liability company which is now accounted for using the equity method of accounting. This accounted for $1,724,000 of the difference. The decline was offset by $538,000 in legal and other professional expenses incurred in connection a litigation related to a property sold by BRT in which BRT is involved as a defendant. BRT was granted summary judgment in this litigation and reimbursement of its legal fees. The amount of reimbursement of legal fees is subject to ultimate determination by the Court and there can be no estimate given as to the amount, if any, of such reimbursement.

Gain on the sale of foreclosed properties declined in the fiscal year ended September 30, 2000 to $1,814,000 from $5,719,000 in the prior fiscal year. This decline of $3,905,000 was the result of a decline in the number of sales in the current fiscal year caused, in large part, by the sale in prior fiscal year of substantially all remaining foreclosed properties. During the 2000 fiscal year BRT sold cooperative apartment units in two projects and recognized gains of $1,714,000 In the 1999 fiscal year BRT sold several properties for a gain of $3,973,000. In the 1999 fiscal year the Trust also recognized a gain of $1,746,000 on the payoff in full of two loans that were previously written off. There was no such gain in the current fiscal year. In the current fiscal year, the Trust also recognized miscellaneous gains totaling $100,000.

MARKET RISK DISCLOSURE

BRT's primary component of market risk is interest rate sensitivity. BRT's interest income and to a lesser extent its interest expense are subject to changes in interest rates. BRT seeks to minimize these risks by originating loans that are indexed to the prime rate, with a stated minimum interest rate, and borrowing, when necessary, from its available credit line which is also indexed to the prime rate. At September 30, 2001 approximately 65% of the portfolio was variable rate based primarily on the prime rate. Any changes in the prime interest rate could have a positive or negative effect on the net interest income of BRT. When determining interest rate sensitivity BRT assumes that any change in interest rates is immediate and that the interest rate sensitive assets and liabilities existing at the beginning of the period remain constant over the period being measured. BRT has assessed the market risk for its variable rate mortgage receivables and variable rate debt and believes that a one percent increase in interest rates would have approximately a $418,000 positive effect on income before taxes and a one percent decline in interest rates would have approximately a $134,000 negative effect on income before taxes. In addition, BRT originates loans with short maturities and maintains a strong capital position. At September 30, 2001 BRT's loan portfolio was primarily secured by properties located in the New York metropolitan area, New Jersey and Connecticut and in Florida and it is therefore subject to risks associated with the economies of these localities.

BOARD OF TRUSTEES AND OFFICERS

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
40 Wall Street - 46th Floor
New York, New York 10005

AUDITORS
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

GENERAL COUNSEL
Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, BRT Realty Trust, 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.

COMMON STOCK
The Trust's common stock is listed on the New York Stock Exchange under the ticker symbol BRT.

WEB SITE ADDRESS
www.BRTRealty.com

* Member of the Executive Committee
** Member of the Audit Committee
*** Member of the Compensation Committee

BRT REALTY TRUST
60 CUTTER MILL ROAD
GREAT NECK, NY 11021